

April 16, 2013

Via E-mail
James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, Georgia 30117

      Re: Greenway Medical Technologies, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2012
               Filed September 21, 2012
               File No. 001-35413

Dear Mr. Cochran:

We have reviewed your letter dated March 29, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 15, 2013.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.   You indicate in your response to prior comment 4 that providing quantified information regarding providers or provider sites is not particularly meaningful in assessing your results of operations. Please explain further why you believe that neither of these data points gives an appropriate sense of the scope of growth in the ambulatory market. In addition, you refer to new and growing provider sites and alternative-site providers, and you indicate that these newer market opportunities differ in how they operate and are addressed in terms of, for example, pricing. Please provide us with the categories of customers that management analyzes and tell us your consideration to include quantified

James A. Cochran
Greenway Medical Technologies, Inc.
April 16, 2013
Page 2

information for the key customer groups analyzed by management that either comprise a significant portion of your revenue base and/or a significant portion of your revenue growth for a given period. At a minimum, to the extent that these newer markets differ from the more traditional ambulatory markets, tell us your consideration to include a discussion of the impact of each of these markets on your financial condition and results of operations.

You may contact Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief